Exhibit 99.1

Clearmind Medicine’s Data and Safety Monitoring Board Unanimously Approves Continuation of Phase I/IIa Clinical Trial for CMND-100 Following Positive Interim Safety Review

Vancouver, Canada, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that its independent Data and Safety Monitoring Board (DSMB) has completed a scheduled interim review of the Company’s ongoing FDA-approved Phase I/IIa clinical trial for CMND-100, a proprietary, non-hallucinogenic neuroplastogen, in the treatment of Alcohol Use Disorder (AUD). Based on the encouraging top-line data from the first cohort, which demonstrated a favorable safety profile, the DSMB unanimously recommended that the clinical trial continue.

The multinational, multi-center trial is evaluating the safety, tolerability, pharmacokinetic profile, and preliminary efficacy of CMND-100 in reducing alcohol cravings and consumption among individuals with moderate to severe AUD. The DSMB, comprised of independent experts including specialists in psychiatry, a biostatistician and a neuropsychopharmacologist conducted a thorough review of unblinded safety data from the initial dosing cohort.

Key findings included:

●	No serious adverse events (SAEs) reported.

●	General good tolerability across all participants.

●	Strong treatment observance, with high adherence to the dosing regimen and study protocol.

These results underscore the potential of CMND-100 as a breakthrough therapy for AUD, a condition affecting millions worldwide and contributing to significant healthcare burdens.

“This DSMB recommendation is a pivotal milestone for Clearmind and reinforces our confidence in CMND-100’s safety and therapeutic potential,” said Dr. Adi Zuloff-Shani, PhD, CEO of Clearmind Medicine. “We believe that the positive interim data from our first cohort, combined with the DSMB ’s endorsement to proceed, positions us to accelerate enrollment and advance this innovative treatment toward addressing the unmet needs in alcohol use disorder. We appreciate the significant contributions of our clinical sites and study participants, whose involvement has been instrumental in advancing this program toward its next milestones.”

The DSMB was established in 2023 to oversee the first-in-human aspects of the trial, ensuring ongoing patient safety, data integrity, and scientific validity in line with Clearmind’s commitment to ethical and rigorous clinical development.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potential of CMND-100 as a breakthrough therapy for alcohol use disorder, CMND-100’s safety and therapeutic potential, its belief that the positive interim data from the first cohort of the clinical study, combined with the DSMB ’s endorsement to proceed with the clinical study, positions the Company to accelerate enrollment and advance CMND-100 as an innovative treatment toward addressing the unmet needs in alcohol use disorder and the progress and timing of its clinical study.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.